August 14, 2007

Christina Chalk, Esq.,
    Special Counsel,
    Office of Mergers and Acquisitions,
    Securities and Exchange Commission,
    Division of Corporation Finance,
    100 F Street, N.E.,
    Washington, D.C. 20549.

Re:	Ceridian Corp.
PREC14A filed on July 24, 2007 by Pershing Square, L.P. et al.
DFAN14A filed on July 12, 2007
DFAN14A filed on July 5, 2007
DFAN14A filed on June 13, 2007
DFAN14A filed on May 14, 2007
DFAN14A filed on May 3, 2007
DFAN14A filed on March 13, 2007
DFAN14A filed on March 9, 2007
DFAN14A filed on March 8, 2007
DFAN14A filed on February 5, 2007
DFAN14A filed on January 23, 2007
DFAN14A filed on January 23, 2007
DFAN14A filed on January 18, 2007
SEC File No. 1-15168

Dear Ms Chalk:

We write on behalf of our client, Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd. (collectively, ‘‘Pershing Square’’), in response to the Securities and Exchange Commission Staff’s letter, dated July 30, 2007, containing comments on the above-captioned materials (the ‘‘Proxy Statement’’). These comments relate to Pershing Square’s intention to solicit proxies (i) in opposition to the proposed merger of Ceridian Corporation (‘‘Ceridian’’) and (ii) for Pershing Square’s nominees to Ceridian’s board of directors. Pershing Square has also filed an Edgar copy of this letter.

The information provided to us by Pershing Square in response to the Staff’s comments is set out below. For convenience, each response follows the text of the comment to which it relates. Capitalized terms used in this letter but not defined in this letter have the meanings ascribed to such terms in the Proxy Statement.

General

1.	On a supplemental basis, please provide support for the factual assertions you make throughout the proxy statement. This may consist of references to the periodic reports or other filings in which the cited information appears, articles or other sources provided to us, or any other independent sources substantiating the statements you make. As an example of the kinds of factual assertions for which you should provide support, see the bullet points on the page directly before the table of contents.

The material requested by the Staff was provided to the Staff on a supplemental basis on August 7, 2007.

2.	Item 5 of Schedule 14A requires you to describe the interests of all participants in this solicitation, whether by share ownership or otherwise. Please expand the consent statement to describe in detail all possible interests of the participants in this solicitation not shared in common with all other shareholders. That is, in what ways could the participants be impacted by this solicitation as a result of their interests other than share ownership in Ceridian? We note for example that investment funds managed by Pershing Square Capital Management, L.P. may identify and participate in one of several types of ‘‘value-maximizing alternatives’’ for the Company that you or Lazard Freres & Co. LLC (‘‘Lazard’’) may identify. In this capacity, could Pershing benefit from a transaction involving Ceridian in some way not common to all shareholders? What do you mean by the statement (at the bottom of page 7) that Pershing may ‘‘participate in sponsoring’’ an alternative transaction? Please explain.

Given Pershing Square is no longer pursuing an alternative transaction, or soliciting votes against the merger, the language referred to by the Staff is no longer contained in the proxy statement, and we believe this comment is now inapplicable. Pershing Square does not have any interest other than through its share ownership in Ceridian.

3.	In several places throughout your soliciting materials, including in the letter to shareholders and in the body of the proxy statement, you note that you have retained Lazard as your financial advisor to ‘‘assist . . . in pursuing alternative transactions.’’ In an appropriate section of the proxy statement, summarize Lazard’s efforts to date. While we note that you have undertaken to update shareholders on the results of the Lazard search for alternative transactions ‘‘as soon as practicable,’’ it appears from the disclosure in the proxy statement that the review process is well underway and that this information is critical, where you are soliciting against the merger transaction recommended by the Ceridian Board. For example, on page 7 of the proxy statement where you reproduce excerpts from your June 13, 2007 letter to Ceridian shareholders, you state that ‘‘[s]ince the announcement of the current deal, we have received expressions of interests from both strategic buyers and financial sponsors who are interested in pursuing a variety of possible transactions.’’

The revised preliminary proxy statement, in Mr. Ackman’s letter to stockholders, describes generally the alternatives we considered, none of which resulted in a proposed alternative in light of credit and broader market conditions.

4.	See our last comment above. While we believe it is appropriate to update the proxy statement to include a summary of the efforts of your financial advisor to date, please include appropriate cautionary language regarding the possibility that you may not be able to identify a more advantageous transaction for Ceridian that will result in shareholders receiving more than the currently-proposed $36 per share.

Given Pershing Square is no longer pursuing an alternative transaction, or soliciting votes against the merger, we believe this comment is now inapplicable.

Cover Page

5.	Clearly identify all participants in the solicitation on the cover page of the proxy statement. It is not clear from the footnote at the bottom of the page whether all of the named individuals and entities are considered participants as defined in the Instruction 3 to Item 4 of Schedule 14A. In addition, it does not list all of the current nominees and Mr. Porter, who you say you will appoint to the board if your nominees are elected and can expand its size.

All of the participants listed in Appendix A, including Mr. Porter, have been added to the front cover of the proxy statement.

6.	On the cover page, briefly describe the business of the Pershing Square Funds. For example, are they private equity or hedge funds? Investment advisors? Be brief but provide enough information for shareholders to get a sense of the Pershing Square Funds’ relationship to the company and its investment therein.

In response to the Staff’s question, language has been added to the cover page.

Proposal 1: The Merger

7.	Your opposition to the Company’s proposed merger is premised on the fact that you do not believe the $36 per share price to be paid in that transaction realizes Ceridian’s ‘‘intrinsic value.’’ We are concerned that your proxy materials do not adequately describe the basis for your belief that the $36 per share merger consideration substantially undervalues the Company. In particular, we note that you have not described any valuation analyses performed by Lazard, nor have you described the material assumptions that underlie your projected valuation of the Company. Please revise the proxy statement to provide adequate support for your assertions as to the per share value of Ceridian, consistent with the SEC’s guidance as set forth in Release No. 34-16833 (May 23, 1980).

Given Pershing Square is no longer pursuing an alternative transaction, or soliciting votes against the merger, we believe this comment is now inapplicable.

Proposal 2: Election of Directors

8.	Revise the disclosure here to make clear that the allegations made in the bullet points represent your beliefs rather than statements of facts. In addition, revise to present a basis for the beliefs expressed. See Rule 14a-9 of Regulation 14A.

In response to the Staff’s comment, the requested information has been added. We provided the Staff supplementally on August 7, 2007 materials substantiating this information.

9.	If your nominees are elected to the board, will this trigger change of control or other severance payments for Ceridian management? If so, please quantify the amounts that would or could be owed to such individuals and under what circumstances.

In response to the Staff’s comment, the requested information has been added.

10.	Expand your discussion of your nominees’ intentions with respect to the management of Ceridian if they are elected to the board. For example, do they intend to replace any members of existing management? In this regard, we note that you have been critical of the appointment of Mr. Mcfarlane as Ceridian’s Chief Financial Officer. See DFAN14A filed March 13, 2007. Will your nominees focus on engaging in an extraordinary transaction involving Ceridian? Or will they pursue the spin-off of the Company’s separate business lines? Describe your nominees’ short-term and long-term goals for the Company.

In response to the Staff’s comment, the requested information has been added.

11.	Refer to our last comment above. We note that you have been critical of the Company’s actions in terminating or (as you allege) alienating certain key members of management. If elected, disclose any plans your nominees have with respect to bringing back members of management who have left Ceridian. In this regard, we note the statements in the press release filed as an exhibit to the DFANl4A you filed on March 13, 2007, to the effect that you would like Mr. Neve to serve in an advisory function with respect to the Company if your nominees are elected.

In response to the Staff’s comment, the requested information has been added.

Advance Nomination of Directors, page 5

12.	In the first paragraph on page 6, explain why after receiving the Company’s letter dated January 22, 2007, you ‘‘now believed that the relationship between the incumbent board and Ceridian’s key officers [was] far more tenuous than [you] had previously understood.’’ Management’s January 22, 2007 letter seems to reiterate its support for Mr. Crow and doesn’t mention other officers, so it is not clear to us how you reached this conclusion.

As discussed with you, we have largely eliminated the information previously contained in the background as this material was originally included because we believed it was relevant to the process undertaken in arriving at the merger, which we are no longer opposing.

Pursuit of a Potential Compromise, page 6

13.	Describe the details of the compromise offered by Mr. Ackman to representatives of Greenhill in a telephone conversation on February 13, 2007.

See our response to Question 12.

14.	The disclosure at the bottom on page 6 indicates that in February 2007, you spoke with a number of the Company’s large stockholders regarding your solicitation, and that they ‘‘strongly encouraged you to proceed with the proxy contest.’’ In your response letter, tell us whether such contacts amounted to soliciting under the definition in Rule 14a-1(I). Why or why not? If these communications represented soliciting activities, identify the exemption upon which you relied to solicit before the filing of a proxy statement. In this regard, we note that you chose to file the letter from Relational Investors to Ceridian dated February 2, 2007 (on which you were copied) as soliciting materials filed on February 5, 2007.

We do not believe any contacts with stockholders would be deemed to constitute solicitations – with respect to the conversations referred to above, they constituted Mr. Ackman asking a small number of stockholders what their view was of the present situation, rather than advocating Pershing Square’s position or providing any information that would reasonably be calculated to result in the procurement, withholding or revocation of a proxy. In any event, to the extent Pershing Square could be argued to have engaged in soliciting activities, these would have been in full compliance with the exemption provided in Rule 14a-12. Pershing Square has neither met with, nor disseminated copies of its preliminary proxy statement to, Ceridian stockholders. Pershing Square had no role in the creation of, or any prior knowledge with respect to, the February 2, 2007 letter referred to by you from Relational Investors – it first learned of it when it opened a courier package containing the letter on February 5, at which point it filed it as soliciting materials under Rule 14a-12 because it believed the letter should be made available to Ceridian stockholders.

15.	See our last comment above. In the revised proxy statement, identify the shareholders with whom you have contacts and generally describe the substance and form of your communications.

See our response to Question 14.

16.	On page 8, refer to a letter you sent Ceridian management on June 14, 2007 whereby you described certain alternative transactions you were pursuing for the Company. We believe this letter should be described to make the textual references complete.

See our response to Question 12.

Record Date, Vote Required and Votes per Share, page 15

17.	In several places in the proxy statement and in the letter to shareholders, you state that you reserve the right not to appear at the meeting to vote the proxies you have received, presumably in order to prevent a quorum. While you may be free to decide not to vote your own shares, we do not believe this is permitted under Regulation 14A as to shares for which you hold proxies. Please revise. If you disagree, please cite to relevant authority that you believe permits such use of proxies.

Given Pershing Square is no longer opposing the merger, this language has been dropped.

*	*	*

In addition to changes made in connection with the foregoing Staff comments, Pershing Square has also revised certain other disclosures in the Proxy Statement to update the Proxy Statement to reflect recent developments. For the Staff’s convenience, we will promptly provide the Staff with a blackline of the Proxy Statement showing all changes to the Proxy Statement as compared to the preliminary Proxy Statement that Pershing Square filed on July 24, 2007.

If you have any questions, please contact Janet T. Geldzahler at (202) 956-7515 or Alan J. Sinsheimer at (212) 558-3738.

Sincerely,
Janet T. Geldzahler